                                                                EXHIBIT(a)(5)(E)

             Principal Investigator (last, first, middle): Wiehle, Ronald Dennis

         ABSTRACT

The use of antiestrogens in women for the treatment of breast cancer, although far from I deal, is one of the few therapies currently available. The following proposal outlines experiments to be performed under a SBIR that would clarify the properties of certain new antiprogestins (APs) as adjuvant therapies analogous to current therapies utilizing tamoxifen and SERMs. In May 1999, a Licensing Agreement between Zonagen and the NICHD was finalized to develop new APs. We expect that the new generation of compounds will be used for a number of indications where the etiology is dominated by progesterone. The promise of the first antiprogestin, RU 486, has gone unfulfilled because of its extensive antiglucocorticoid effects and the political backlash to its use as an abortifacient. Indications for AP use could include oral contraception, labor induction, cervical ripening, hormone replacement therapy, and treatment of uterine fibroids, endometriosis, and breast cancer. Additionally, the possibility that APs can inhibit breast tumor growth and development would greatly enhance the potential of such compounds for long term therapies (fibroids, endometriosis, HRT) and such a drug should find wide and unqualified acceptance among women. It is the overall aim of this proposed SBIR to determine effects on the growth of previously established rodent breast cancers with the ultimate intention of introducing a new adjuvent treatment for human breast cancer. The rat model has been shown to respond to antiprogestins such as RU 486 with a decrease in the growth of lesions following treatment. There is a need to determine whether our lead compound, CDB-4124, has the same anticancer properties as RU 486 as a proof-of-principle. Moreover, we need to determine the dose-response of that lead compound. Phzse II would determine whether a secondary class of compounds have similar activity, whether the best compound(s) reduce the ultimate size and appearance of lesions if used prior to frank appearance, and their synergism with antiestrogens.

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             Principal Investigator (last, first, middle): Wiehle, Ronald Dennis

INTRODUCTION TO THE REVISED APPLICATION

We have endeavored to meet the critiques of the previous review as given in December, 2000. We thank the reviewers for their insightful comments. The response to each objection (summarized and underlined) is given below. Changes in the text of the application itself are bracketed ([ ]) in pages 14-24.

- SUMMARY: BAs cited in several critiques, the use of the secondary compounds may be premature and perhaps poorly justified. The previous proposal intended to use the DMBA model as a screen. We had proposed testing a number of compounds at a single concentration in the rat model, including secondary compounds with low activity in T47D cells. We agree that there may be better ways of choosing compounds with potential for breast cancer and, indeed, we would like to bring new technology to bear on this problem in the future. Additionally, we intend to show conclusively that the effects are due to the blocking of the actions of progesterone (not previously proposed). We will focus on a lead compound, CDB-4124 although one arm of the study employs the second lead compound, CDB-4059 in a first approximation of the effects of that compound in comparison with the gold standard RU 486 and CDB-4124 at various concentrations. The duplication of the same protocol for CBD-4059 as for CDB-4124 is inhibited by practical issues (availability of sufficient CDB-4059, and funding limitations). Upon reflection, we agree that starting with the most active compound and doing a dose-response is a better course of action and we have amended the proposal accordingly. We regret that the overall intention wasn't stated more clearly. It is the primary intention of this SBIR is to speed develop of antiprogestins for the treatment of breast cancer. We see these compounds being used as adjuvant therapies alone or in combination with SERMs or as a second-line therapy after patients demonstrate resistance to SERM therapy. The experiments of Phase I will clarify the potential of the lead antiprogestin, CDB-4124, to oppose the growth of established tumors as a monotherapy. Given activity against mammary cancer, in Phase II we would address the effects of combining SERMS and antiprogestins. On a secondary level, we also believe that data demonstrating anti-neoplastic properties for antihormonal drugs will effect positively both the public acceptability of these drugs and their use for the treatment of non-cancer-related conditions such as fibroid, endometriosis, HRT, and other indications (See Budget Justification, as well).

- CRITIQUE 1: The reviewer suggested that the previous in vivo and in vitro work was not considered fully. We have included a more thorough citation of that work (see section B.3) because we agree that (1) synergy with SERMs should have higher visibility than we implied and (2) more work in vitro needs to be done, particularly since the number of secondary compounds has increased. At the time of the original application, there was a legal question of the patent status of the entire portfolio of compounds (although not the six mentioned in the application). Since then, that issue has been resolved and we see the necessity to evaluate more potential compounds - in vitro experimentation is more cost-effective in choosing candidates. This latter work will take place outside the present application (see B.5). The need to evaluate monotherapies was posed and answered above and in Sections B.7, D.5, and D.5. The modification of our interest in the secondary compounds has been mentioned above. The need to evaluate combination therapy is a given but probably awaits the disclosure of the best SERM. We have included descriptive data on the portfolio of compounds (See B. 4.). The main difference in the present application from the previous one is in the kind of experiment that we will perform as proof-of-principle (see D.2.).

- CRITIQUE 2: We agree that a complete understanding of effects of the most active compounds is warranted, prompting the kinds of studies mentioned above. Our contention that the effect of antiprogestins on serum estrogen would be a positive effect is based on our belief that estrogens impact general health favorably (bone, memory, etc.) as proven by their inclusion in HRT regimens. Although antiprogestins can be anovulatory based on dose, their use is not associated with loss of serum estrogen (we have shown this recently in cynomolgus monkeys). If the effect of an antiprogestin were to retain serum estrogens yet have an antiestrogenic effect on endometrial growth, at least one known negative effect of unopposed estrogen - end ometrial growth, episodic bleeding, and endometrial cancers - would be defeated. If the antiprogestin opposes progesterone-induced breast cancer growth directly by acting as an antiprogestin, the therapy could be widely applied.

- CRITIQUE 3: We are approaching the problem of chemoprevention trials obliquely. The present proposal does not address prevention in phase I, although experiments are included in the proposed Phase II that shed some light on the possibility of preventive measures. In the best circumstance, the present grant, if funded, could lead to a new study/application that promotes the possibility of chemoprevention directly. Addressing another issue raised, we also intend to use a wider range of concentrations in order not to discard a lead compound due to its relatively low activity (see answers above and D.2.). We concede that our initial proposed use of a single concentration of AP assumes activity that could well be unfounded and confounding. The problem cited by this reviewer and others above highlighting the use of a single dose is well taken and resolved through our use of a dose-ranging protocol We believe that this is particularly important if we were to identify a compound that could synergize with SERMs (to be covered in a Phase II, D.3.). Finally, we wholeheartedly agree that the

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             Principal Investigator (last, first, middle): Wiehle, Ronald Dennis addition of the analysis of ER(beta) in tumors that are ER+ is likely to be a plus and we have added that to our protocol.

A. SPECIFIC AIMS

The antiprogestin, RU 486, is now approved for use in the U.S. Its effectiveness as an abortifacient is proven but its potential for adjuvant therapy of breast cancer, although suggestive, is complicated by antiglucocorticoid effects. New antiprogestins could be better drugs if their activity can be demonstrated. Therefore, the specific aims of this proposal are to determine:

[1. THE ABILITY OF A CANDIDATE ANTIPROGESTINS (CDB-4124) TO ALTER THE GROWTH OF ESTABLISHED DMBA-INDUCED TUMORS IN RATS.

2. THE EFFICACY OF CDB-4124 COMPARED TO RU 486 IN THE SAME SYSTEM

3. THE EFFECTS OF CDB-4124 ON THE HORMONAL PROFILE OF TREATED ANIMALS

4. THE EFFECTS OF CDB-4124 ON THE LEVELS OF RAT ESTROGEN (rER) AND PROGESTERONE RECEPTORS (rPR) OF PRIMARY TUMORS.]

Results from this study would allow Zonagen to determine whether our lead AP compound, CDB-1214, is active as a therapeutic agent and the dose-response. The results will hasten rational development of safe antiprogestins for women with breast cancer.

B. BACKGROUND AND SIGNIFICANCE

1. PROGESTINS AND ANTIPROGESTINS

The intracellular progesterone receptor (PR) is central to most of the actions of progesterone. This protein is a hormone-activated transcription factor that interacts directly with genomic sequences and indirectly with other transcription factors (Katzenellenbogen et al., 1996). The progesterone-responsive tissues of reproductive age women differ greatly in terms of the level of PR during the menstrual cycle (Mangel et al., 1997). The mix of transcription factors that form the transcriptional complex is part of the mechanism that insures specificity (Beato and Sanchez-Pacheco, 1996). In addition, progesterone responsiveness is modulated due to two molecular forms: the PR-A and the PR-B isoform (Vegeto et al., 1993, Tung et al., 1993).

Pure antagonists will oppose the actions of hormones in all tissues and conditions. These compounds are distinguished from partial antagonists that are active in certain tissues. For example, tamoxifen is known to be an antagonist of the human estrogen receptor (hER) in the breast but an agonist in uterus. This, and other findings, is the basis for the current understanding that estrogens and anti-estrogens have tissue-specific activity and has inspired the use of the term SERMs (Selective Estrogen Response Modulators) to describe this class of compounds. Among the antiprogestins, RU 486 and ZK112993 exhibit partial agonism for the PR-B whereas the progestin R5020 shows agonist activity for both PR-A and PR-B (Sartorious et al., 1994). The potential that certain of the antiprogestins can have tissue-specific effects, i.e., can be considered as SPRMs, is a provocative concept but one with little supporting data at this point. Under the licensing Agreement, Zonagen has acquired the rights to at least 47 21-substituted analogs.

Tissue specificity is an important component of any therapy, not only in terms for targeting the response to the desired tissue but also in terms of side effects (Brodgen et al., 1993). Preliminary results done by the NICHD indicate strong activity for at least two 21-substituted analogs of 19-norprogesterone. Since uterine receptors and uterotropic assays were used to screen compounds, Zonagen, believes that a larger set of compounds could be compared and contrasted for activity in the rodent mammary gland.

2. BREAST CANCER

Approximately 200,000 American women will be diagnosed with breast cancer in 2000. Of those, almost 60% will be free of metastatic disease at the time of their surgery although 30% of that same group will eventually have a recurrence. Women whose primary lesion contains hER may be treated with hormone therapy using anti-estrogens such as tamoxifen. Unfortunately, 30-50% of women fail to respond. On the other hand, those women with tumors possessing both hER and hPR respond to tamoxifen almost 70% of the time. Since hER induces hPR, a therapy that makes use of the progesterone responsiveness of human breast cancer may be of great advantage in hormonally-responsive breast cancer. The 1998 consensus statement by the NCI that tamoxifen may be useful prophylactically is equally exciting. The determination that compounds such as raloxifene can be antiestrogenic in breast but lack the pernicious antiestrogenic effects on bone and lipids (Yang et al., 1996) opens up the possibility that the use of this drug will become an important treatment option. The potential for raloxifene as a prophylactic agent has been shown in the MORE trial (Cummings et al., 1999) where risk of hER-positive breast cancer decreased by 90%.

Women fear breast cancer. A Gallup poll in 1995 showed that women put their risk of dying from breast cancer at 40% and their risk of dying from cardiovascular disease at 20% whereas the true risks are 4% and 40% respectively. We need go no further than this 10-fold higher perception of cancer risk to understand the depth of the anxiety that American women have about this

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             Principal Investigator (last, first, middle): Wiehle, Ronald Dennis disease. As a corollary, the use of exogenous hormones for therapy must be prepared to address, if not in fact to calm, those fears.

3. ROLES OF ESTROGENS, ANTIESTROGENS, PROGESTINS, AND ANTIPROGESTINS IN BREAST CANCER

Estrogens appear to promote breast cancer and few women with that disease are given estrogens or HRT. Epidemiological studies suggest that risk tends to rise with the duration of oral contraceptive use (Schlesselman, 1990). Given that progestins oppose many estrogenic effects, at least in the endometrium, it is natural that progestins have been assessed for their tendency to effect the rates of breast cancer in women on hormone-replacement therapy (HRT). Recently two large studies have shown that HRT comprised of an estrogen plus a progestin increases the risk of breast cancer over the use of an estrogen alone (Schairer et al., 2000; Ross et al., 2000). These two new reports come on the heels of other studies that are smaller in patient numbers and less definitive but nevertheless similar in conclusions (Colditz et al., 1995; Persson et al., 1996, 1997, 1999; Magnusson et al., 1999). However, another group of studies have been unable to show a relationship (Ewertz, 1988; Bergkvist et al., 1989; Yang et al., 1992; Stanford et al., 1995; Newcomb et al., 1995; La Vecchia et al., 1995; Anonymous, 1997, Brinton et al., 1998). Confounding variables can be from various sources but it is interesting that the data of Schairer et al. (2000) find that only lean women strongly demonstrated increased risk with prolonged use of a progestin and the data of Brinton et al. (1998) show that only women on both oral contraceptives and HRT had increased risk. One of the reasons that this area is so controversial is the lack of a strong statistical association: the relative risk of breast cancer in associated with HRT is on the order of 1.1 to 1.8. That very moderate risk runs headlong into the public perception of breast cancer as a dread and lethal affliction.

[The case for progesterone as a cancer inhibitor in the breast is non-existent and the possibility of its being a bad actor is on the rise. Unlike its role in the uterus as a differentiation agent that opposes the proliferative actions of estrogen, progesterone is mitogenic in the breast (Clarke and Sutherland, 1990). In fact, the highest mitotic activity in breast tissue is found in the luteal phase (Longacre and Bartow, 1986; Going et al., 1988). Progestins have been shown to increase the incidence of spontaneous mammary tumors in dogs (Frank et al., 1979) and mice (Nagasawa et al., 1988). Studies in progesterone receptor knockout mice show that chemical carcinogens that specifically target the mammary gland depend upon the progesterone receptor (Lydon et al., 1999). Women using medroxyprogesterone acetate as part of HRT show a greater degree of terminal duct-lobular unit proliferation (Hofseth et al., 1999). In macaques made surgically menopausal, a regimen that combined estrogen and progesterone led to more breast proliferation and hyperplasia than estrogen alone (Cline et al., 1996). In a follow-up study, Cline et al (1998) find that the combination of medroxyprogesterone acetate and a conjugated equine estrogen (i.e., a standard HRT combination in women) increased the proportion of breast glandular epithelium and the Ki-67 staining (proliferation) in the lobules of mammary epithelial cells of macaques.]

[The relationship of antiestrogens such as tamoxifen to progesterone is not simple. Tamoxifen induces ER in normal breast tissue adjacent to tumor tissues (Walker et al., 1991) and another study has shown it to induce ER in tumors (Lundgren et al., 1994). Although ER is an inducer of PR, parallel increases in PR were not always found in those studies. In contrast, tamoxifen treatment was shown to maintain PR in human breast cancers (Encarncion et al., 1993) and enhanced PR levels in castrate cynomolgus monkeys placed on an HRT-like treatment schedule (Cline et al., 1998). The prospect of an increased or at least maintained PR content in tumors under tamoxifen treatment could provide a therapeutic benefit for women on an antiestrogen plus an AP on an intermittent or sequential schedule. The loss of tamoxifen responsiveness in human breast cancer represents an opportunity for a newer adjuvant regime that uses an AP, especially if the PR in the lesion has been maintained or augmented.]

[The induction of specific growth-promoting genes by progestins and their inhibition by antiprogestins is not straightforward (Murphy et al., 1994). Cell culture systems have given contradictory results. The earliest reports indicated progesterone and agonists such as R5020 were capable of reversing the mitogenic effects of estrogen (Vignon et al. 1983, Rochefort H et al., 1984; Mauvais-Jarvis et al., 1986) and that RU 486 was directly anti-proliferative (Bardon et al, 1985). A closer look was more equivocal in the sense that both progesterone agonists and antagonists can block growth (Horwitz, 1993) and effects can be culture-condition or dose-dependent (Iwasaki et al., 2000). When progesterone antagonists block proliferation, this activity seems to relate to arresting cells in G0/G1 and enhancing terminal differentiation (Michna et al., 1990) or apoptosis (Formby and Wiley, 1998). It has long been known that RU 486 leads to cell shrinkage, chromatin condensation, and pyknosis (Barton et al., 1987), typical of apoptosis or programmed cell death. The effects of progestins may be limited to one round of proliferation (Moore et al, 2000) followed by arrest (Groshong et al., 1997). Recently, it has been determined that progestins may upregulate receptors for EGF, c-erbB2 and c-erbB3 or enhance their activity down-stream of growth factor binding (Lange et al, 1998). This raises the possibility that progestins "prime" tissues for proliferation and could enable switching from a hormone-dependent to a growth factor dependent state. Clearly, should APs be able to reverse or block the switching phenomenon, tumors may be prevented from losing sensitivity to antiestogens as well as remaining sensitive to antiprogestins. Importantly, when antiestrogens are combined with APs, there is an additive effect in blocking growth in breast cancer cells in culture (Bardon et

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             Principal Investigator (last, first, middle): Wiehle, Ronald Dennis

al., 1987, El Entreby et al., 1998) and when cell are placed in nude mice (El Etreby and Liang, 1998).]

Rat mammary tumor models show that APs are antiproliferative. The compound dimethylbenz((alpha))-anthracene (DMBA) can induce tumors in rats if given in early life. Classical experiments have shown these tumors are inhibited by ovariectomy and maintained by estrogen (Huggins et al., 1962; Welsch, 1985). However, treatment with a progesterone agonist at the time DMBA is given will enhance tumor formation whereas treatment with the antiprogestin RU 486 will delay appearance (Bakker et al., 1987). When the antiprogestin-antiglucocorticoid RU 486 was used daily for 3 weeks after initiation of carcinogenesis, a delay in tumor appearance was seen (Bakker et al., 1987). When RU 486 was used to treat animals with established tumors, a decrease was seen in tumor size compared to controls. However, in that last study, there was an elevation of serum estrogen and progesterone. Progesterone-induced growth in tamoxifen-suppressed DMBA tumors can also be blocked by RU 486 (Robinson and Jordan, 1987). The antiprogestins Org 31710 (Bakker et al., 1990) and ZK 299 (Kloosterboer et al., 1994) appear to be more potent than RU 486. In the case of ZK 299, its full agonism may contribute to its potency. The combination of tamoxifen and RU 486 is a potent suppresser of tumor growth analogous to chemical castration (Bakker et al, 1990). The antiestrogen ICI 164384 enhances the ability of onapristone to reduce tumors in the MXT mouse mammary tumor model (Nishino et al., 1994).

Two small clinical trials in women with metastatic breast cancer have shown that RU 486 has some efficacy against the disease (Mandelonde et al., 1987; Klijn et al..,1990) although one recent larger Phase II trial has failed to do so (Perrault et al., 1996). In that later study, symptoms of adrenal insufficiency were observed and not unexpectedly given that a rise in serum cortisol was seen when RU 486 was used to treat patients with meningiomas (Grunberg, 1994). Potential antiglucocorticoid effects mitigate against long-term use of RU 486 (Horwitz, 1992). In a study of women treated with RU 486 for fibroids (Kettel et al., 1991), patients were anovulatory as expected (Liu et al., 1987) but serum estrogen levels remained consistent with mid-follicular phase and there was evidence for hypercortisolemia and ACTH excess. Thus, although RU 486 can serve as the paradigm for this class of antiprogestin-type drugs, the dose and outcomes must be measured against possible antiglucocorticoid effects (Bertanga et al., 1984). A critical question is whether an antiprogestin lacking strong antiglucocorticoid activity will be as effective. As pointed out by Horwitz et al. (1993), lower antiglucocorticoid activity can enhance the usefulness of any drug by allowing higher dosage.

4. THE NEW CANDIDATE ANTIPROGESTINS

[*The compounds licensed by Zonagen represent a fourth generation of antiprogestins and are 21-substituted norprogestins. The NIH submitted them for patent protection in 1996. The NICHD has performed receptor binding and in vivo bioassays including anti-McGinty, anti-Clauberg, glucocorticoid, estrogenic, androgenic, anti-glucocorticoid (AG), anti-estrogen, and anti-androgen activities as well as post-coital and anti-ovulatory activities on two potential lead compounds CDB-4059 and CDB-4124. The results of those studies show that the two lead compounds are strongly active in the rabbit uterus in comparison to RU 486 and CDB-2914 (a related antiprogestin) and that they have strong anti-ovulatory and anti-implantation activities in rats. They lack estrogenic, androgenic, anti-estrogenic, and anti-androgenic activities. Both lead compounds are poor AGs, a feature that distinguishes them from RU 486 and the moderately active AG CDB-2914 (R. Blye, NICHD, personal communication). CDB-4124 was judged slightly better.]

[*A secondary set of compounds that possess intermediate-to-strong AP and reduced AG activity have been recognized through receptor binding assays and anti-McGinty and/or anti-Clauberg in vivo assays. This secondary set has not been studied as extensively and could have strong activity in breast. Clearly, the assays performed by the NIH that emphasize effects in uterus have importance for the development of agents intended to impact the reproductive tract (contraceptives, endometriosis and fibroid treatment). However, the secondary set of APs can impact the breast by a tissue-specific mechanism given the known differences amongst SERMs and the potential that the new APs could act analogously (SPRMs). This secondary set includes CDB-4125, CDB-4167, CDB-4205, and CDB-4247. Other compounds previously evaluated by the NICHD with very low AP activity (e.g., CDB-4227, see below) have also not demonstrated PR-binding nor cellular activity. Compounds without strong binding are not being considered for further development.]

[*Transcriptional activity in human cells has furnished information not available from receptor-binding studies in animals since, antiprogestins were assessed simultaneously for (1) interaction with receptor, (2) interaction of receptor with other transcription factors, and (3) activation of a transcriptional complex at a progesterone response element (PRE) in a human cells. Zonagen contracted Donald P. McDonnell (Duke University), a basic researcher in the university community with a long-term interest in antiprogestins, to perform these experiments. He employed T47D, HeLa, or HepG2. In the latter two cases, plasmids containing the hPR-B were cotransfected with a construct containing a PRE upstream and controlling the expression of the luciferase gene. Treatments included the use of R5020 as an agonist and six APs at various concentrations. Following treatment, cells were assayed for luciferase expression. Those results showed that the compounds CDB-4059 and CDB-4124 were strong antiprogestins without agonist activity. On a molar basis, their AP activities in T47D cells were 500x greater than their AG activities in HepG2 cells.

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             Principal Investigator (last, first, middle): Wiehle, Ronald Dennis

Thus, their transcriptional activities in cells were strongly balanced in favor of AP over AG. This selectivity was greater than predicted by binding affinities for the respective receptors in animal studies. . CDB-4167, CDB-4205, and CDB-4125 were also active as APs. In contrast, RU 486 exhibited strong and CDB-2914 moderate AG activity respectively.]

[*Experiments carried out in the laboratory of E. Aubrey Thompson of UTMB (Galveston, TX) under contract to Zonagen measured the ability of each compound to oppose dexamethasone-induced cell death in a human lymphocytic cell line (CEM-7). Dexamethasone was added at a concentration that results in cell death and other APs are given at concentrations between 10(-6) and 10(-8) M. The concentration of AP that resulted in 50% inhibition of the cell death indicated potency relative to dexamethasone. RU486 and CBD-2914 were also assessed. Cell number was measured by the conversion of the dye MTT. The experiments showed RU 486 and CDB-2914 to be strong and moderate AGs respectively but our two lead compounds were very weak AGs.]

[*The results of the employment of APs or SPRMs in receptor-binding assays for rabbit PR and GR as reported by the NICHD (R. Blye, personal communications) are given below in TABLE 1. as a ratio of those two activities (IC(50) values). We believe that this differential can reflect the relative activity of a compound in a cell or tissue that possesses the two receptors and the requisite transcriptional cofactors. Also given in the table are the relative biological activities of the same compounds in the rabbit uterus by the anti-McGinty and anti-Clauberg assays as performed by the NICHD (R. Blye, personal communications). Those results all used the compound CDB-2914 as the control or reference compound (rabbit Biological Activity = 1.00).* Results of experiments using CDB-2914 have been published (Hild-Petito et al., 1996; Passaro et al., 1997; Reel et al., 1998; Larner et al., 2000).]

[*Our portfolio of SPRMs listed below are ranked on the basis of the selectivity of the compound for the rabbit PR over the rabbit GR. Ordering of the SPRMs on the basis of biological activity in the rabbit uterus is an alternative way of ranking the portfolio. Preferred SPRMs that have high activity in the rabbit uterus are shown above in BOLD. In general, selectivity is poorly correlated to biological activity. Clearly, oral availability, drug metabolism, and tissue specificity can contribute to the difference shown.*]

 [*TABLE 1. - RECEPTOR BINDING AND BIOLOGICAL ACTIVITIES OF NEW ANTIPROGESTINS
                                    (SPRMs)]

compound     rbPR/rbGR        rabbit Biol. Act.     SPRM      rbPR/rbGR     rabbit Biol. Act.
---------------------------------------------------------------------------------------------
  4239        14.80                 0.60            4416        1.33              0.77
  4241         9.10                 0.34            4417        1.31              0.70
  4361         7.20                 3.03            4111        1.30              0.36
  4306         5.90                 0.95            4125        1.19              1.55
  4363         5.75                 2.53            4223        1.17            not given
  3875         5.11                  1.4            4398        1.16              0.99
  4362         4.74                 1.25            4058        1.08              0.90
  4352         4.21                 0.57            4418        1.03              0.25
  4176         3.83                  0.2            4177        1.03                 0
  4243         2.90                    0            4030        0.96              0.30
  4119         2.60                  0.1            4374        0.95              2.25
  4324         2.16                  1.1            4399        0.93              0.35
  4247         2.06                  1.7            4152        0.82              1.40
  4205         1.99                 1.00            4110        0.70              0.10
  4059         1.89                  2.9            4031        0.69              0.70
  4400         1.76                 2.29            4101        0.61              0.65
  3247         1.74                 0.10            4248        0.42                 0
  4167         1.69                  1.5            4227        0.38                 0
  4124         1.58                 3.60            4393        0.35                 0
  4226         1.51                 0.54            4396        0.18            not given
  4206         1.44                 0.68         [CDB-2914      1.07              1.00]

[A limitation of the above data is that the rabbit does not show two isoforms of the PR in contrast to the human (and rat). The rabbit has the equivalent of the long and transactivation-positive PR-B isoform. A second limitation of the above data set is that, in the choice of the best SPRM, use of data from uterus is a bias - the best SPRM for use in the breast may go unrecognized.]

*In addition to the experiments above, we have demonstrated at Zonagen that CDB-4059 and CDB-4124 antagonize the effects of norethindrone (a progestin) on the production of prostate specific antigen (PSA) in the breast cancer cell line T47D. Lead compounds competed fully at concentrations below that of northindrone
(NET) and were the strongest new APs in this

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             Principal Investigator (last, first, middle): Wiehle, Ronald Dennis assay of responsiveness. Three of four compounds in the secondary set of APs showed strong activity. The effects on growth over 3 days of treatment with AP versus treatment with the agonist NET are also shown. The effects on PSA production and growth were not correlated. Data are presented in Table 2 below.

               TABLE 2. - EFFECTS OF ANTIPROGESTINS ON T47D CELLS

                 ANTAGONISM OF NET-INDUCIBLE PSA                             GROWTH
  AP                      IC(50) (nM)                           cell no. with AP/cell no. with NET
--------------------------------------------------------------------------------------------------
                                                 Mean +/- S.D.
RU 486                16 +/-  6  (antagonist)                    0.86 +/- 0.31
CDB-2914              51 +/- 45  (antagonist)                    0.91 +/- 0.02  (antagonist)
CDB-4059              63 +/- 32  (antagonist)                    0.86 +/- 0.03  (antagonist)
CDB-4124              32 +/- 17  (antagonist)                    1.05 +/- 0.16
CDB-4125            213 +/- 174  (weak antagonist)               1.12 +/- 0.24
CDB-4167              52 +/- 38  (antagonist)                    1.08 +/- 0.08  (possible agonist)
CDB-4205              74 +/- 42  (antagonist)                    1.08 +/- 0.04  (possible agonist)
CDB-4227               >1000     (not an antagonist)             1.01 +/- 0.02

*It is noteworthy that the effects of the APs on PSA production in T47D cells were in line with the effects seen by McDonald in the transfection studies, namely: RU 486, CDB-2914, CDB-4059, CDB-4124, and CDB-4167 were strong antagonists of protein expression; CDB-4205 was weaker, CDB-4125 was weaker still; and CDB-4227 was almost without activity. The consistency of the experimental findings provides confidence that the candidates as a group are relatively well-behaved, i.e., hypotheses about the class can be proposed rationally on the basis of the experimental assessments made above.

Of the two lead compounds, CDB-4124 was shown to be only slightly better than CDB-4059 based on all the data in our hands and has been selected as our compound of choice. If Zonagen is to develop CDB-4059, any compound of the secondary set or a compound out of the other 41 under the licensing agreement but are less well characterized at the moment, the time to begin is early and through assays of activity in breast and, pointedly, against breast cancer. Development will come only after the most active and best-characterized compound, CDB-4124, has been proven to have anti-cancer activity (i.e., the current application).*

5. THIS SBIR, PHASE I IN THE CONTEXT OF THE MASTER PLAN FOR THE NEW
ANTIPROGESTINS

The program proposed here is part of a larger program to develop antiprogestins as drugs. This larger program would allow Zonagen to obtain relevant scientific data to move toward on (or choose between) four primary indications for use: the development of an effective therapy for fibroids by 2005, the development of an effective therapy for endometriosis by 2007, the development of an effective antiprogestin in combination with estrogen for HRT by 2010, and the development of a drug with anti-neoplastic activity towards breast cancer after 2010. We want to use the mechanisms of a NIH/industry CRADA, the SBIR, in-house research, and contract research to advance to resolution in the near term. An SBIR to begin exploring the effects of a lead compound on eutopic and ectopic endometrium has just been completed. That program has relevance for endometriosis and HRT. The results of trials in monkeys that we have proposed in the Phase II should provide data concerning effects of CDB-4124 on the endometrium, bone density, liver function and serum lipids. Anti-neoplastic activity in the breast is important for long-term therapies (fibroids, endometriosis, and HRT). Whereas animal data alone is not sufficient to convince women to rely on antiprogestins, the existence of that data can be a powerful incentive for women to adopt long-term therapies and for industry to fund studies of chemoprevention.

[The goal of the present SBIR, Phase I is to demonstrate that our lead antiprogestin is antiproliferative for breast tumors in rats. Thus, the Phase I study would serve as a proof-of-concept experiment and allow us to re-examine other relevant features of the compound in a Phase II study in the same model. In Phase II we would extend our outcome parameters to a small set of compounds, perhaps choosing compounds selected not by activity in the uterus but by primary activity in the mammary gland (see below). Clearly, compounds chosen for activity in uterus need not have the same level of activity in another tissue - this conjecture (i.e., the SPRM Hypothesis) needs to be explored]. Another difference would be that Phase I allows us to make approximate the concentration range of active compounds whereas Phase II begins to create a rational basis on which to construct an outline for clinical trials. [Finally, we intend to perform additional studies in the same model system of mammary carcinogenesis. Those studies should enhance our understanding of the effects of the same candidate APs on tissues at the initiation of but before progression to frank neoplasia. Those experiments would explore the possibility of chemoprevention.]

[Beyond the scope of this grant we intend to carry out studies in T-47D cells and MCF-7 cells which will help clarify the effects

             Principal Investigator (last, first, middle): Wiehle, Ronald Dennis of our APs on breast cancer cells in vitro. We hope to perform standard assessment of effects on growth with various secondary compounds soon. The author has also submitted a FLAIR grant (a response to PA-00-030) to the NCI entitled "Antiprogestin Activity in Breast Cancer" that, if funded, would enable Zonagen to investigate the same group of compounds as given in Table 1 in terms of their relative and global activities using microarray technology. That program would greatly enhance the selection of new APs for studies of carcinogenesis in rats using the DMBA model.]

6. THE EXTENSION OF THE SBIR INTO A PHASE III

Our developmental plan for antiprogestins in the treatment of fibroids requires that we synthesize our lead compound; file an IND; carry out pharmacodynamic and pharamacokinetic studies in women; and other Phase I trials within 24 months. Phase II trials of efficacy and dose ranging would follow. The developmental work outlined for the fibroid indication would not be repeated if we develop the same compound as a treatment for endometriosis or breast cancer, making co-development an attractive scheme.

7. SIGNIFICANCE

The ideal antiprogestin for adjuvant therapy of breast cancer should have low toxicity, low antiglucocorticoid activity, no estrogenic activity, but potent antiprogestational activity. The use of such a compound in combination with an anti-estrogen should be evaluated with regards to the preservation or the augmentation of the activity of anti-estrogens in breast. Ultimately, the effects of combination therapy in women on bone, endometrium, blood clotting parameters, and serum lipids would indicate the potential of such a therapy for the population at large. The success inferred from trials with RU 486 in animal models, the low antiglucocorticoid activity of the candidate compounds, and the clear need for new treatment options, should allow us to file an IND on an accelerated schedule.

We believe that a study of growth suppression of mammary cancer in rats represents the best use of resources since, in this system, initiation can be linked to a single exposure to the carcinogen and the tumors are hormonally dependent. The utility of this model to test the effects of RU 486 on tumors of the rat mammary gland has been proven (Bakker et al., 1987, 1990). The results of each phase of the SBIR would be a branch of our decision tree for product development. A result consistent with growth suppression in Phase I would allow a further exploration of that phenomenon in Phase II. A result consistent with efficacy in Phase II will allow a rational design for clinical trials in women (SBIR, Phase III).

2. SBIR, PHASE I

The experiments proposed below are intended to determine whether our lead candidate has strong anticancer effects on the mammary gland under assault by a carcinogen known to initiate cancer. Specifically, we want to determine if CDB-4124 will oppose the growth of established tumors and the dose-dependency. Results will be contrasted to the effects of RU 486 and CDB-4059. Phase I will also assess the hormonal status of the rats and to disclose effects of our candidate APs on tumor markers.

[ 2a. Effects of CDB-4124 on growth of established DMBA-induced mammary tumors in rats. Progestin-responsive Tumors of the mammary gland are inducible following intragastric administration of one, two, or three doses of dimethylbenzanthacene (DMBA) (Schneider et al., 1989, Bakker et al., 1989, Bakker et al., 1987). We want to explore the anti-neoplastic properties of CDB-4124 in an animal model of human breast cancer that uses a protocol for carcinogenesis similar to that of Bakker et al. (1987). Since in this grant we want to focus on effects on tumor growth, we will use a single initiating event followed by an intervention regime after tumors have developed. Our intervention consists of administration of CDB-4124 at various doses.

         In this experiment, 15 groups of rats (14 per group) will be studied. Group size was determined statistically (on the assumption that a 50% suppression of tumors will be observed, 14 per group is sufficient). Group 1 (positive control) will receive the inducing dose of DMBA (10 mg in 1.0 ml of sesame oil at 50 days of age). Group 2 (negative control) will receive a saline gavage instead of DMBA. All other groups will receive DMBA and at the same time.. Group 3 will help test the hypothesis that progesterone contributes to carcinogenesis. Animals will be monitored for the next 100 days or until death. Animals will be palpated twice weekly for abnormal growths along the milk line and potential tumor masses detected and measured with calipers in two dimensions. Tumors appear with a latency of about 39 days (Bakker et al.,1987). When the largest (lead) tumor reaches an appropriate threshold size (~1 cm) animals will be treated as indicated below. The negative controls will receive
0.1 ml of sesame oil subcutaneously (s.c.). Group 3 will receive progesterone (progesterone control). Groups 4 through 9 will receive CDB-4124 as a series of de-escalating dose groups or RU 486 at a dose that has been shown to be effective. The highest dose of CDB-4124 is above that shown effective with RU 486 to insure recognizing a positive effect in a proof-of-principle experiment. It is possible, for example that CDB-4124 could prove more effective than RU 486 when used in combination with an antiestrogen in Phase II of this study, yet be rejected on the basis of a lower activity in this Phase I trial. Our interest in low dose regimens is provoked by the recent determination that even very low doses of a daily AP (compound ZK 137 316) can lead to a disruption of the endometrium without

             Principal Investigator (last, first, middle): Wiehle, Ronald Dennis effects on the menstrual cycle in rhesus (Zelinski-Wooten et al., 1998) and in women (Cameron et al., 1995). In this case, we would use the DMBA model and appropriate controls but use five dosage levels of CDB-4124. In order to test directly the relationship between progesterone and our lead antiprogestin, groups 10-14 will receive both progesterone at the high dose plus CDB-4124 in the same de-escalating dose regime as Groups 5 through 9. The ultimate treatment range will be 100-fold (Group 14) since this should be more than adequate to suppress action due to PR binding, even if, as has been shown, CDB-4124 binds PR with higher affinity than progesterone (Attardi et al, 2000). Moreover, since animals treated with antiprogestins are likely to be anovulating during and immediately after treatment (about 20 days), the animals of Groups 10 through 14 will have Group 3 as a progesterone-positive control. Group 15 will receive CDB-4059 at a single dose as a comparison compound, since we expect the two compounds to be of nearly equal potency and bioavailablity based on NIHCD and in-house studies. All animals will receive daily s.c. injections of vehicle, progesterone, CDB-4124, CDB-4059, or progesterone and CDB-4124 for a total of 15 consecutive days. The Design:

Group                      Name                      DMBA                            Other Additions
----------------------------------------------------------------------------------------------------------------------
  1                 positive control                   +            vehicle
  2                 mock (negative control)            -            vehicle
  3                 progesterone control               +            progesterone @ 10 mg/kg
  4                 RU                                 +            RU 486       @ 10 mg/kg
  5                 124 C1                             +            CBD 4124     @ 30 mg/kg
  6                 124 C2                             +            CBD 4124     @ 10 mg/kg
  7                 124 C3                             +            CBD 4124     @  3 mg/kg
  8                 124 C4                             +            CBD 4124     @  1 mg/kg
  9                 124 C5                             +            CBD 4124     @ 0.1 mg/kg
 10                 124 C1 + P4                        +            CDB 4124     @ 30 mg/kg  + progesterone @ 10 mg/kg
 11                 24 C2 + P4                         +            CDB 4124     @ 10 mg/kg  + progesterone @ 10 mg/kg
 12                 124 C3 + P4                        +            CDB 4124     @  3  mg/kg + progesterone @ 10 mg/kg
 13                 124 C4 + P4                        +            CBD 4124     @  1  mg/kg + progesterone @ 10 mg/kg
 14                 124 C5 + P4                        +            CBD 4124     @ 0.1 mg/kg + progesterone @ 10 mg/kg
 15                 059                                +            CDB-4059     @ 10 mg/kg  ]

         [ The study outcome will focus on (1) mortality with cancer of any organ, (2) the change in size of the lead tumors over 15-day treatment period,
(3) the total tumor load/animal (mm2 x days) (4) the rate of increase in tumor size during the study (mm2 /day), (5) and size of tumors at the end of the study. A milestone for continuation into Phase II would be the demonstration of anti-tumor activity equal to RU 486 for either compound at any of the concentrations used in the study. Putative tumor masses will be examined histopathologically after death or at the end of the study. Group 2 should be the latest appearing/minimal number/smallest tumors. Groups 1 should have the opposite profile. Group 3 may demonstrate the mitogenic effect on tumors that has been shown for MXT mouse hormone-sensitive mammary tumors (Kiss et al, 1986). A group treated similar to Group 4 is reported by Bakker et al. (1987) to have lowered incidence of mammary tumors due to the antagonistic actions of that antiprogestin. The results of groups 5-8 will determine whether CDB-4124 has the same antagonism at an equal oral dose. The results of groups 9-12 versus the progesterone control will demonstrate the direct antagonism of progesterone for CDB-4124 by assuring constant progesterone levels during drug treatment (not assured in Groups 5-8). The possible difference between our lead compound, CDB-4124 and the second lead CDB-4059 will be compared. That comparison is truncated here to one concentration for time, cost, and CDB-4059 availability considerations and will be taken up again in greater detail in a Phase II study with the added knowledge of the dose-response provided in the present Phase I experiment. Tumors will be resected and portions frozen at -70C for later analysis. The remaining tumor tissues will be fixed for histopathological assessment by a pathologist with specialized expertise in this area (Dr. Christov). Given that a high percentage of tumors that develop will be fibroadenomas rather than hormone-sensitive adenocarcinomas (Raju Mehta, personal communications), it will be imperative to have the tumors assessed for their pathology before proceeding with further analysis of the tissue.]

         [ This experiment is designed to indicate inhibitory effects on tumor growth by (a) giving a dose to produce tumors in incipient tumors and (b) providing for various doses of AP as the inhibiting agent. A positive result would demonstrate that our candidate AP reduces the growth of induced tumors (area x days) compared to controls. The control group and the progesterone group are positive controls. The mock group is the negative control. We are using RU 486 as the gold standard for effects on tumor growth (Bakker et al., 1987). The direct opposition of antiprogestins to progesterone will be shown. We will investigate differences among the groups by ANOVA. and/or log-RANK analysis for tumor latency and size. Significant differences after ANOVA will be determined by Duncan's test (alternatives are LSD or Turkey HSD). Statistical significance will be at a level of p = 0.05 or less.]

[        2b. Effects of CDB-4124 on hormone levels in treated rats. We want to investigate whether CDB-4124 impacts serum

             Principal Investigator (last, first, middle): Wiehle, Ronald Dennis hormones following the single treatment with DMBA. RU 486, used chronically, does not eliminate physiologic estrogen in women (Kettel et al., 1994) and in cynomolgus monkeys (Grow et al., 1996), making its long-term use in women attractive in terms of preservation of estrogen's protective effects on women. Estrogen is, however, clearly a promoter of carcinogenesis in this model system. The effects of a brief exposure of an AP on the levels of estrogen is not predictable but could impact the way in which the carcinogen initiates its effects on the mammary gland. Given the enhancing effects of progesterone on tumor incidence following treatment with DMBA, any changes in the levels of progesterone brought about by the use of an AP needs to be assessed even though we know that the compounds themselves are not estrogen agonists. RU 486 has been demonstrated to block ovulation and inhibit endometrial proliferation. One downside to the use of RU 486 in humans lies in antiglucocorticoid actions that result in high ACTH and cortisol. What part high cortisol could play in RU 486's inhibition of the effects of DMBA is also not predictable. As determined by in vitro and other in vivo studies, CDB-4124 is as potent or more potent than RU 486 as an AP and has less AG activity. In order to maximize any potential AG effect vis-a-vis RU 486, we will use our lead AP at higher and equal dose levels (RU 486 and CDB-4124 are essentially the same molecular weight) and assess cortisol levels in the animals.]

[        Rats on trial will be assessed for serum levels of estrogen, progesterone, and cortisol. Blood will be drawn via the orbital sinus and serum obtained, aliquoted, and frozen. Rats will be assessed on the day before DMBA treatment as baseline. Animals will be assessed the day before AP treatment and on days 7, 15, 30, and 45 after treatment and on the day of sacrifice. Samples will be assayed by RIA. Assays capable of determining estradiol, progesterone, and cortisol in the serum of adult female rats are available from various sources and have been used previously at Zonagen (Diagnostic Products Corporation, Los Angeles, CA).

[        Positive results would demonstrate that treatment with our lead antiprogestin (1) has minimal effects on serum estrogen and progesterone levels compared to controls; (2) does not affect serum and progesterone levels compared to RU 486; (3) does not increase serum cortisol compared to controls. The comparison of the same serum levels to those obtained after the exposure of test animals to weekly RU 486 are important since women treated with RU 486 have experienced elevated cortisol and ACTH. We will investigate differences among the groups by ANOVA. Significant differences after ANOVA will be determined by Duncan's test (alternatives are LSD or Turkey HSD). A paired t-Test analyses on the same rat before and after treatment should disclose a significant change in hormone levels with treatment. Statistical significance will be at p = 0.05 or less. ]

[        2c. Effects of our candidate APs on rER and rPR in DMBA-induced tumors of the mammary gland.. The appearance, number, and size of lesions are critical features of mammary tumors arising after initiation of carcinogenesis by DMBA . The presence of rER and rPR in these tumors is relevant to the initiation and promotion of disease given the known hormone-dependency of the mammary gland. Moreover effects of sex hormones through their receptors are the hallmark of this hormone-dependent mammary tumor model. We will determine the hormone receptor profile of tumors recovered in adenocarcinomas at the end of the experiment. Analysis of levels of rER and rPR will be by multipoint titration (Wittliff and Wiehle, 1985). The split between the rPR-A and rPR-B isoforms for representative tumors may be determined by Western blotting (Mangal et al., 1997). Antibodies that cross-react with the rPR are available from Santa Crux Biotechnology (C-19), DAKO (A 0098), and universities (C-262) (Weigel et al.,
1992). We want to determine whether ER+ tumors have Er(beta), by immunohistochemistry (Pelletier et al., 2000) or Western blotting (Jakab et al., 2001).]

[Positive Results would demonstrate whether treatment with drug alters the hormone receptor profile of mammary adenocarcinomas, e.g., alters hormone-dependence in the disease state or lowers the hormone sensitivity of the lesion. Previous studies of DMBA-induced mammary tumors have shown that treatment with RU 486 leads to loss of steroid hormone receptors in the tumors. The effect of treatment on the rPR-A and rPR-B split in tumors may provide information on the effects of APs on the induction of isoforms in these tumors. The correlation between circulating hormone levels and steroid hormone receptors in the tumors will be explored. Significant differences between groups after ANOVA will be determined by Duncan's test. A paired t-Test analysis on the same tumor during the experiment will demonstrate effects in individuals over time. Since (a) effects on the mammary gland tumor markers are secondary to effects on tumor appearance and size and (b) some variation in serum levels can be expected in the cycle (influencing the levels of markers), statistical significance will be at p = 0.1 or less to eliminate a false conclusion on the basis of type II error. ]

3. SBIR, PHASE II

Three additional animal studies of breast cancer suggest themselves [and an additional study is seen as optional]. [The initial series will determine whether a set of APs effective in animal uterus (Table 1.) are as effective as CDB-4124 in the opposition to DMBA-induced rodent cancer.] The results of Phase I and Phase II, Part A will allow us to choose the most active compounds. Part B will determine whether the most effective compound(s) impede early promotion of tumor growth if they are given before the tumors are recognizable and are below the threshold size for treatment as provided for Phase I. The final experiment (Part C) will assess whether the APs can synergize with anti-estrogens for suppression of tumor growth. We assume testing of three APs by Part B and two APs by Part C. Each part of Phase II would require approximately 6 months. Part A must come before Part

             Principal Investigator (last, first, middle): Wiehle, Ronald Dennis

B. Part B must come before Part C. Zonagen believes that a study of the effects of daily APs in combination with anti-estrogens might have predictive power for adjuvant therapy. These experiments should give evidence of efficacy and dose/response.

         3a. Effects of a set of antiprogestin on growth of established DMBA-induced mammary tumors in rats . Phase II, Part A. We want to explore the anti-neoplastic properties of 6-7 new candidate APs in the same animal model of human breast cancer that we used in Phase I. As before, we will use a single initiating event followed by an intervention regime after tumors have developed. Our intervention consists of administration of candidate APs. [The rationale for the selection of the APs to be tested in this study can be inferred by reference to TABLE 1: RECEPTOR BINDING AND BIOLOGICAL ACTIVITIES OF THE NEW CANDIDATE ANTIPROGESTINS and TABLE 2: EFFECTS OF ANTIPROGESTINS ON T47D CELLS (above).] In this experiment, multiple groups of rats will be studied. Group 1 (positive control) will receive the inducing dose of DMBA (10 mg in 1.0 ml of sesame oil at 50 days of age). Group 2 (negative control) will receive a saline gavage instead of DMBA. Other groups will receive DMBA and at the same time. Animals will be monitored for the next 100 days or until death. Animals will be palpated twice weekly for abnormal growths along the milk line and potential tumor masses detected and measured with calipers in two dimensions. Tumors appear with a latency of about 39 days (Bakker et al.,1987). When the largest (lead) tumor reaches an appropriate threshold size (~1 cm) animals will be treated as indicated below. The negative controls will receive 0.1 ml of sesame oil subcutaneously (s.c.). Group 3 will receive progesterone (progesterone control). Groups 4 through 11 will receive RU 486 or one of the antiprogestins as indicated below. At least two slots are available for the use of antiprogestins that may be selected as candidates between now and the initiation of the Phase II project. All animals will continue to receive daily s.c. injections of vehicle, progesterone, or the same antiprogestin they received on day 1 for a total of 15 consecutive days. The concentration of each test AP employed will be the level that we find to be inhibitory of tumor growth (at a submaximal level) based on the RU 486/CDB-4124 paradigm as determined in the Phase I project. That concentration will be the level that gives some degree of inhibition without being the maximal effect since we would like to determine whether an alternative AP is not only as strong but stronger than either RU 486 or CDB-4124, depending on which of those compounds is the most efficacious. The use of both RU 486 as the gold standard and CDB-4124 as the paradigm new AP allows us to contrast and compare broadly. The Design

Group               Name                      DMBA                       Other Additions
---------------------------------------------------------------------------------------------------
  1               positive                     +                        vehicle
  2               mock                         -                        vehicle
  3               progesterone                 +             progesterone @ 10 mg/kg
  4               RU                           +             RU 486       @ 10 mg/kg
  5               059                          +             CBD 4059     @ To Be Determined (TBD)+
  6               124                          +             CBD 4124     @ TBD
  7               125                          +             CBD 4125     @ TBD
  8               167                          +             CBD 4167     @ TBD
  9               205                          +             CDB 4205     @ TBD
 10               X  (To Be Chosen)            +                 X        @ TBD
 11.              Y  (To Be Chosen)            +                 Y        @ TBD

The outcome parameters in terms of the tumors themselves will be as described in the Phase I protocol (see 2a, above). Effects on serum hormones would be monitored. Effects on tumor markers in mammary tumors are likely to be important. The rationale and descriptions of the later two sets of outcome parameters have been given in 2b and 2c.

..        3b. Effects of antiprogestin treatment conducted before tumor appearance. Phase II, Part B. It seems to us that the establishment of an antiprogestin-dominated physiology might oppose the early promotion of an initialized tumor in a different way than it would a more established lesion (i.e., as to be explored in the Phase I and Phase II, Part A studies). We believe that women could also use an AP therapy for a considerable period of time after a lesion becomes established but before detection (e.g., women on long-term treatment for fibroids, endometriosis, or HRT). The importance of early detection is evident in the recommendations by the National Cancer Institute that strongly advise mammography every 1-2 years for women over 40 because of its greater ability to detect small lesions better than can monthly breast examination. Thus, we want to model modalities that could be in place in the near future that treat early stage tumors or latent disease through the use of anti-promotion measures. The precursor to the latter modality is the Study of Tamoxifen and Raloxifene (STAR) trial. In the model we have chosen, the initializing event is defined and we believe that a multi-day treatment regime is required to place test animals in a de-sensitized state around the time tumors start to acquire. We know that rats treated with DMBA will start to develop tumors with a latency period of about 39 days (Bakker et al., 1987). We would use a protocol and design similar to that proposed in 3A. (above). The difference would be that rats would be treated with vehicle, progesterone, or an antiprogestin before tumors reach measurable size or on the day that represents the half-time to appearance, a value we would generate in Phase I. The treatment regime would continue for 15 days. This schedule would be handled as above excepting minor changes discerned in Phase I. The outcome parameters would be the same except that we may elect to eliminate CBD compounds that are without activity. The Design:

             Principal Investigator (last, first, middle): Wiehle, Ronald Dennis

Group             Name                  DMBA                 Other Additions
------------------------------------------------------------------------------------------
 1          positive                     +                    vehicle
 2          mock                         -                    vehicle
 3          progesterone                 +          progesterone @ 10 mg/kg
 4          RU                           +          RU 486       @ 10 mg/kg
 5          059                          +          CBD 4059     @ To Be Determined (TBD)+
 6          124                          +          CBD 4124     @ TBD
 7          125                          +          CBD 4125     @ TBD
 8          167                          +          CBD 4167     @ TBD
 9          205                          +          CDB 4205     @ TBD
10          X (To Be Chosen)             +             X         @ TBD
11.         Y (To Be Chosen)             +             Y         @ TBD

         3c Effects of the best candidate APs in combination with anti-estrogens Phase II, Part C. We want to explore the effects of the two best APs on the inhibition of tumor growth when those compounds are combined with known anti-estrogens, drug entities having themselves a protective effect on human breast cancer in women. It is established that anti-estrogens are useful as adjuvant therapies. In this situation, a combination with an antiprogestin could offer an enhanced treatment option for women who develop hormone-dependent breast cancer. The feasibility of this approach has been demonstrated previously for RU 486 and tamoxifen in the DMBA rat model where tumors had been established prior to treatment (Bakker et al., 1989). Similarly, the combination of one onapristone (Nichino et al., 1994) with the antiestrogen ICI 164384 was more effective than either therapy alone. The present protocol will mimic that of Bakker et al. (1990) in terms of the kinds of combinations to be tested. Rats in Groups 1 and 3-13 will be given an appropriate dose of DMBA at the appropriate time to induce the formation of mammary tumors and will be treated with vehicle or antihormone after tumors appear as in 3B. (above). Group 1 (positive control) will receive vehicle. Group 2 (mock) will receive saline rather than DMBA and will get vehicle alone. Group 3 will receive RU 486. Groups 5 and 6 will receive one the new APs. Group 6 will receive tamoxifen alone. Group 7 will receive raloxifene. Groups 8-13 will receive one of the APs and either tamoxifen or raloxifene. This protocol assumes two candidate APs although it is open for modification to include more compounds. As above, animals will be palpated twice weekly for abnormal growths along the milk line and potential tumor masses detected and measured with calipers in two dimensions. The study outcome will focus on size of tumors and/or remission of growth. Putative tumor masses will be examined histopathologically after death or at the end of the study when all rats will be sacrificed. We anticipate that group 1 will show the strongest growth. Minimal growth should be observed within group 2. The growth in the other groups would indicate the antiproliferative effects of the anti-estrogens alone, and in combination. These results should allow us to determine the relative strength of each compound and the possibility of use alone and in combination with anti-estrogens. Serum hormone levels will be determined. Tumor steroid hormone receptors will be determined. The Design:

Group                Name          DMBA                    Other Additions
-------------------------------------------------------------------------------------
 1                 positive          +       vehicle
 2                 mock              -       vehicle
 3                 RU                +       RU 486        @  10 mg/kg
 4                 A                 +       CBD A*        @  To Be Determined (TBD)
 5                 B                 +       CBD B *       @  TBD
 6                 TAM               +     Tamoxifen       @   0.5 mg/kg
 7                 RAL               +     Raloxifene      @   0.5 mg/kg
 8                 RU + TAM          +       RU 486 @ 10mg/kg + tamoxifen @ 0.5 mg/kg
 9                 RU + RAL          +       RU 486 @ 10mg/kg + raloxifene @ 0.5 mg/kg
10                 A + TAM           +       CDB A @ TBD + tamoxifen @ 0.5 mg/kg
11                 A + RAL           +       CDB A @ TBD + raloxifene @ 0.5 mg/kg
12                 B + TAM           +       CDB B @ TBD + tamoxifen @ 0.5 mg/kg
13                 B + RAL           +       CDB B @ TBD + raloxifene @ 0.5 mg/kg

[        4c Effects of antiprogestin treatment around the time of tumor induction. Phase II, Part D (optional) We may want to explore the anti-initiation property of candidate APs in an animal model of human breast cancer that uses a protocol for carcinogenesis similar to that of Bakker et al.
(1987). Since we want to focus on the initiation and early promotion of tumors, we would use a single initiating event and a simultaneous intervention regime. This study would complement 3a and 3b.]

4. SBIR, PHASE III, SAFETY AND TOXICITY TRIALS

             Principal Investigator (last, first, middle): Wiehle, Ronald Dennis

Zonagen, Inc. anticipates that an extensive set of toxicity studies would be required. These studies are the same as those that would be performed for candidate APs anticipated to be used in trials for the treatment of endometriosis and leiomyomata. We have two lead compounds for the treatment of those two disorders as of this date (CDB-4059 and CDB-4124) and both of the compounds will be investigated as agents in the present proposed SBIR. In addition to the reproductive toxicity, segment III, we want a return-to-fertility study after treatment of rats for thirty days. A chronic toxicology study in rats with a duration of six months and in a large animal (cat, dog, or monkey) of twelve-month duration will be needed. In addition, a lifetime (i.e., two-year) carcinogenicity study in rodent will be needed. The results of the lifetime carcinogenesis study in relation to the proposed mammary gland carcinogenesis study should allow a fuller appreciation of the potential of a lead compound to affect neoplasia of the major organs. The need for further toxicological testing specific for very long term use as an adjuvant therapy in breast cancer or in combination with antiestrogenic agents may be taken up with the FDA at a early stage if such use can be rationalized from animal studies. A highly encouraging result in Phase I of the present study, Phase II, Part A extension of the present SBIR, or the chemoprevention SBIR might provide the rationale for further more extensive studies. If the best candidate compound were not one of the two chosen for endometriosis and leiomyomata, we would consider a separate development.

5. PHASE I/II/III HUMAN CLINICAL TRIALS

It is anticipated that phase I studies of safety and pharmacology could be extensive. Phase I Human Clinical Trials under an approved IND are needed to bring the lead compound (CDB-4124) to a Proof-of-Concept trial that will precede Phase II Human Clinical Trial for the treatment of fibroids. If the compound that we believe to be the best candidate for treatment of fibroids also shows potential in cancer therapy, the time scale for development could be shortened.

Plans for phase II studies are very preliminary in the absence of data on efficacy. The determination of usefulness in a phase I study might allow use in a study of hormone-dependent breast cancer in combination with tamoxifen. Outcome parameters would be pain relief and objective remission. These trials would concentrate on determining the most active dose. We anticipate that this trial could be a combination Phase II/III dose range finding/pivotal study. Other phase III trials would depend greatly of the success of phase II investigations and the form of treatment most likely to benefit women. Outcome parameters would include those of interest in the Phase I trials: serum steroid and peptide hormones, and blood chemistries with special attention to liver enzymes. Bone mineral density in the proximal femur and lumbar spine should be monitored. Certain subjects may be assessed by frequent blood sampling to determine the circadian rhythm of cortisol and LH pulsatility. An endometrial biopsy should be taken prior and at the end of treatment. We anticipate that women will be amenorrheic.

E.  HUMAN SUBJECTS  -  none in SBIR, Phase I

F.  EXPERIMENTAL ANIMALS

The study will be conducted with approval by the Institutional Animal Care and Use Committee. This committee conducts its reviews in accord with the National Institutes of Health's "Guide for the Care and Use of Laboratory Animals", and "Public Health Service Policy on Humane Care and Use of Laboratory Animals. The rats will be housed in individual cages with food and water available ad libitum.

G.  CONSULTANTS

Raju Mehta, PhD, and
Konstantin Christov, MD of the University Illinois at Chicago.

H.  CONTRACTURAL ARRANGEMENTS

Zonagen is party to a license agreement with the NIH to develop new 21-substitutes 19-nor-progestins as drugs for human disease. Zonagen has purchased 4124 from the NICHD under the present License Agreement. It is our intention to continue with that mechanism to obtain the compounds required in this study.

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

             Principal Investigator (last, first, middle): Wiehle, Ronald Dennis

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

             Principal Investigator (last, first, middle): Wiehle, Ronald Dennis

MANDELONDE T, Romieu G, Ulmann A , Pujol H, Genier J, Khalaf S, Cavalie G, Rochefort H (1987). In: Hormonal Manipulation of Cancer: Peptides, Growth
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(1998) Hum R eprod 13:259-267.

             Principal Investigator (last, first, middle): Wiehle, Ronald Dennis

RONALD D. WIEHLE

Date of Birth:  December 1, 1948                                     Place of Birth: Melrose Park, IL

Education:
       B.S.   1971 University of Illinois at Chicago, Chicago. IL       Chemistry (Biology, 2nd major)
       Ph.D.  1983 University of Louisville, Louisville, KY                Biochemistry
     Post-Doc  1984-1989  Phillips Universitat, Marburg, Germany         Molecular Biology

Awards:
      United Steelworkers Scholarship, 1966
      University Fellowship, University of Louisville, 1978

Experience:
  Zonagen, Inc., The Woodlands, TX                                                                  1996-       Senior Scientist
         responsibilities:  basic and applied research in endocrinology and gynecology
  Baylor College of Medicine, Department of Obstetrics and Gynecology, Division of Reproductive
      Endocrinology and Infertility and the Baylor Population Program,
         Houston, TX                                                                                1992-1996   Instructor
           responsibilities: supervision of REI Fellows research, basic research in gynecology
  University of Louisville, James Graham Brown Cancer Center, Hormone Receptor Laboratory,
      Louisville, KY                                                                                1989-1992   Assistant Director
         responsibilities: supervision of clinical lab, basic research in breast cancer, teaching
  Phillips Universitat, Institut fur Molekularbiologie und Tumorforschung,
      Marburg, Germany                                                                              1984-1989   Research Associate
         responsibilities: post doctoral research in molecular biology and gene transfer, teaching
  University of Louisville, Department of Biochemistry, Louisville, KY                              1983-1984   Research Associate
         responsibilities: post doctoral research in protein separations
  IIT Research Institute, Life Sciences Division, Chicago, IL                                       1972-1978   Assistent Biochemist
      responsibilities:  lab technician in biochemistry and cancer research in animals
  Kemper Insurance Group, Environmental Health Lab, Long Grove IL                                   1971-1972   Analytical Chemist
         responsibilities: technical aspects of physical and analytical chemistry

Selected Publications:

Wiehle, RD Alterations in the levels and forms of the estrogen receptors from mammary gland of the rat during differentiation. University of Louisville, 1983. (Dissertation)

Wittliff JL, Wheeler-Feldhoff P, Fuchs A and Wiehle, RD Polymorphism of estrogen receptors in human breast cancer. In: R Soto, AF DeNicola, and JA Blaquier (eds.) Physiopathology of Endocrine Disease and Hormone Action. Alan R. Liss, New York, pp.375-96, 1981.

Wiehle RD and Wittliff JL Alterations in sex-hormone receptors during differentiation in the rat. Journal of Comparative Biochemistry and Physiology, 76:409-17, 1983.

Hutchens TW, Wiehle RD, Shahabi N and Wittliff JL Analysis of estrogen receptor heterogeneity by chromatofocusing with HPLC. Journal of Chromatography 266:115-28, 1983.

Wiehle RD and Wittliff JL Isoforms of estrogen receptors by high performance ion-exchange chromatography. Journal of Chromatography 297:313-26, 1984.

Wiehle, RD, Hoffman GE, Fuchs A and Wittliff JL High performance liquid chromatography as a rapid method for the separation of steroid hormone receptors. Journal of Chromatography 307: 39-51, 1984.

Hyder SM, Wiehle RD, Brandt DW and Wittliff JL High performance hydrophobic-interaction chromatography of

             Principal Investigator (last, first, middle): Wiehle, Ronald Dennis steroid hormone receptors. Journal of Chromatography 327:237-46, 1985.

Boyle DM, Wiehle RD, Shabahi NA and Wittliff JL A rapid high resolution procedure for the assessment of estrogen receptor heterogeneity in clinical samples. Journal of Chromatography 327: 369-76, 1985.

Wittliff JL and Wiehle RD Analytical methods for steroid hormone receptors and their quality assurance. In: VP Hollander (ed.) Hormonally Responsive Tumors, Academic Press, New York, pp.383-428, 1985.

Shahabi NA, Hyder SM, Wiehle RD and Wittliff JL HPLC analysis of estrogen receptors by a multidimensional approach. Journal of Steroid Biochemistry 24:1151-7, 1986.

Beato M, Cato ACB and Wiehle RD Molecular basis of hormone regulation in endometrial cells. In: KD Schulz (ed.) Endometrial Cancer, W Zuckschwendt, Munich, pp20-5, 1987.

Hyder SM, Wiehle RD and Wittliff JL Alterations in estrogen receptor isoforms in the mammary gland and uterus of then rat during differentiation. Journal of Comparative Biochemistry and Physiology, 91B: 517-23, 1988.

Maasberg M, Rotsch M, Jaques G, Enderle-Schmidt U, Wiehle RD and Haverman K Androgen receptors, androgen-dependent proliferation, and 5-alpha reductase activity of small-cell lung cancer cell lines. International Journal of Cancer 43:685-91, 1989.

Wiehle RD, Helftenbein G, Land H, Neuman K and Beato M Establishment of a rat endometrial cell linesby retroviral mediated transfer of immortalizing and transforming oncogenes and their characterization. Oncogene 5:787-94, 1990.

Helftenbein G, Wiehle RD and Beato M Establishment of a temperature-sensitive cell line from rat endometrium by retroviral infection. European Journal of Cell Biology 56:49-57, 1991.

Helftenbein G, Misseyanni A, Hagen G, Peter W, Slater EP, Wiehle RD, Suske G and Beato M Expression of the uteroglobin promoter in epithelial cell lines from the endometrium. In: C Buletti and E. Gurpide (eds.) The Primate Endometrium, Annals of the New York Academy of Science, New York, VOL. 62, pp.69-79, 1991.

Wiehle RD and Wittliff JL Assessment of steroid receptor polymorphism by high performance ion-exchange chromatography. In: R Hodges and C Mant (eds.) Use of HPLC for Proteins, CRC Press, Boca Raton, pp.255-70, 1991.

Taskin O, Brown RW, Young DC, Poindexter AN and Wiehle RD High doses of oral contraceptives do not alter endometrial alpha 1 and alpha v beta 3 integrins in the late implantation window. Fertility and Sterility 61:850-5, 1994.

Young DC, Wiehle RD, Joshi SG and Poindexter AN Emergency contraception alters progesterone-associated proteins in serum and uterine luminal fluid. Obstetrics and Gynecology 84:266-70, 1994

Shaheen RM, Miseljic S, Wiehle RD and Wittliff JL Relation between cathepsin D expression and other prognostic factors in breast carcinomas. Clinical Chemistry 41:1585-91, 1995

Taskin O, Giudice L, Mangal R, Dunn RC, Dsupin BA, Poindexter AN and Wiehle RD Insulin-like growth factor binding proteins in peritoneal fluid of women with minimal and mild endometriosis Human Reproduction 11:1741-6, 1996.

Mangal RK, Wiehle RD, Poindexter AN 3rd and Weigel NL Differential expression of uterine progesterone receptor forms A and B during the menstrual cycle. Journal of Steroid Biochemistry and Molecular Biology 63:195-202, 1997

             Principal Investigator (last, first, middle): Wiehle, Ronald Dennis

A similar study sought support through a submission to the SBIR program in 2000. Our initial application was not considered viable as proposed but we believe that the present re-application and resulting program may provide data concerning specific compounds that could be very active as chemopreventatives and could support a future application. We also believe that that program might be better received if chemoprevention with SERMs is shown to have a health benefit and women support such a prophylatic therapy.

Clearly, we would not be able to make a claim for chemoprevention in humans without significant supportive data but the potential for that kind of activity in our compounds remains a powerful incentive for their commercial development